

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 24, 2014

Via E-mail
Joseph J. DeAngelo
Chief Executive Officer
HD Supply Holdings, Inc.
3100 Cumberland Boulevard, Suite 1480
Atlanta, Georgia 30339

> **Re:** **HD Supply Holdings, Inc.**
> **Registration Statement on Form S-1**
> **Filed March 28, 2014**
> **File No. 333-194887**
> **HD Supply Holdings, Inc.**
> **HD Supply, Inc.**
> **Annual Report on Form 10-K for Fiscal Year Ended February 2, 2014**
> **Filed March 25, 2014**
> **File Nos. 1-35979 and 333-159809**

Dear Mr. DeAngelo:

We have reviewed your filings and have the following comments. We have limited our review of your registration statement to those issues we have addressed in our comments and we have limited our review of your annual report on Form 10-K to your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

With respect to your registration statement, please respond to this letter by amending your registration statement and providing the requested information. With respect to your Form 10-K, please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

HD Supply Holdings, Inc.

Registration Statement on Form S-1

General

1. Please confirm your understanding that we will not be in a position to consider a request for acceleration of effectiveness of your registration statement until we resolve all comments regarding your Annual Report on Form 10-K for the fiscal year ended February 2, 2014.

Exhibit 5.1

2. Please file your legal opinion in a timely manner so that we may have time to review it before you request that your registration statement become effective.

HD Supply Holdings, Inc.
HD Supply, Inc.

Annual Report on Form 10-K for Fiscal Year Ended February 2, 2014

Notes to Consolidated Financial Statements, page 100

Note 6 – Debt, page 113

3. Based on your disclosures in Form S-4/A filed January 31, 2013, as well as your correspondence to the Staff dated May 17, 2013, we note that the Indentures and applicable collateral documents for your First and Second Priority Notes provide that any capital stock and other securities of any of your subsidiaries will be excluded from the collateral for these notes to the extent the pledge of such capital stock or other securities to secure the notes would cause such subsidiary to be required to file separate financial statements with the SEC pursuant to Rule 3-16 of Regulation S-X. Please confirm that these provisions of your Indentures remain effective or otherwise tell us how you have complied with Rule 3-16 of Regulation S-X. Additionally, please disclose this information in the notes to your financial statements, as represented in your correspondence dated May 17, 2013.

Note 13 – Commitments and Contingencies, page 142

Legal Matters, page 143

4. Please confirm that you not only accrue for loss contingencies that you determine to be both probable and reasonably estimable, but you also disclose the nature of each material loss contingency where a loss is deemed to be either probable or reasonably possible, as well as the amount or range of reasonable possible loss in excess of amounts accrued.

Refer to ASC 450-20-50 and also tell us your consideration of revising your disclosure to clarify your policy. In this regard, we note the disclosure in the first paragraph under Legal Matters on page 143 suggests that you may have probable and reasonably estimable losses for which you have accrued losses, probable but not reasonably estimable losses for which no amounts are accrued and/or reasonably likely losses for which no loss is accrued, but without the requisite disclosure of the nature of the loss contingencies and the amount or range of reasonably possible loss in excess of amounts accrued.

Note 15 – Guarantor Subsidiaries, page 146

5. Please refer to Rule 3-10(i)(8) of Regulation S-X and tell us your consideration of disclosing, if true, that all guarantees of the Notes are full and unconditional and joint and several. If the guarantees are not full and unconditional and joint and several, please tell us how you have complied with the disclosure requirements in Rule 3-10 of Regulation S-X.

6. We note your disclosure that the subsidiary guarantees of the various debt issued by HDS are subject to release under customary circumstances as stipulated in the various debt agreements. Please revise your disclosure to describe the circumstances under which the guarantees are subject to release, as represented in your correspondence to the Staff dated May 17, 2013.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933, all applicable Securities Act rules, the Securities Exchange Act of 1934 and/or all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

In response to our comments on the Form 10-K, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Robyn Manuel, Staff Accountant at (202) 551-3823, or William Thompson, Accounting Branch Chief, at (202) 551-3344 if you have any questions regarding comments on the financial statements and related matters. You may contact Scott Anderegg, Staff Attorney, at (202) 551-3342, or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director